                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.  )*


                        Claremont Technology Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    180243107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Robert C. Bensky
                        c/o Technology Crossover Ventures
                  56 Main Street, Suite 210, Millburn, NJ 07041
                                 (973) 467-5320
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               August 13, 1997
--------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


-----------------------------------------  -------------------------------------
CUSIP No. 180243107                        Page    2     of   22   Pages
                                                --------    ------
-----------------------------------------  -------------------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON  Technology Crossover Ventures, L.P.
         See Item 2 for identification of General Partner
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a) [   ]
                                                                 (b) [ X ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
         WC
------- ------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                           [  ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------- -----------------------------------------------------------------------
                       7    SOLE VOTING POWER
     NUMBER OF                                                 321,465(A)
      SHARES         ------ ----------------------------------------------------
   BENEFICIALLY        8    SHARED VOTING POWER
     OWNED BY                                                        0(A)
       EACH          ------ ----------------------------------------------------
     REPORTING         9    SOLE DISPOSITIVE POWER
      PERSON                                                   321,465(A)
       WITH          ------ ----------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
                                                                     0(A)
-------------------- ------ ----------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                               321,465(A)
--------- ----------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                    [ X ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                     3.9%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          PN
--------- ----------------------------------------------------------------------

(A) Excludes an aggregate of 150,258 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership.

                                  SCHEDULE 13D

-----------------------------------------  -------------------------------------
CUSIP No. 180243107                           Page    3     of   22   Pages
                                                    ------     ------
-----------------------------------------  -------------------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON  Technology Crossover Ventures, C.V.
         See Item 2 for a list of General Partners
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a) [   ]
                                                                 (b) [ X ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
         WC
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                          [   ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Netherlands Antilles
-------- -----------------------------------------------------------------------
                       7    SOLE VOTING POWER
     NUMBER OF                                            25,458(A)
      SHARES         ------ ----------------------------------------
   BENEFICIALLY        8    SHARED VOTING POWER
     OWNED BY                                                  0(A)
       EACH          ------ ----------------------------------------
     REPORTING         9    SOLE DISPOSITIVE POWER
      PERSON                                              25,458(A)
       WITH          ------ ----------------------------------------
                      10    SHARED DISPOSITIVE POWER
                                                               0(A)
-------------------- ------ ----------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                          25,458(A)
--------- ----------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                     [ X ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                               0.3%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          PN
--------- ----------------------------------------------------------------------

(A) Excludes an aggregate of 446,265 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership.

                                 SCHEDULE 13D

-----------------------------------------  -------------------------------------
CUSIP No. 180243107                           Page     4    of   22   Pages
                                                    ------     ------
-----------------------------------------  -------------------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON  Technology Crossover Management, L.L.C.
         See Item 2 for list of Managing Members
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a) [   ]
                                                                 (b) [ X ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
         OO
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                          [   ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------- -----------------------------------------------------------------------
     NUMBER OF         7    SOLE VOTING POWER
      SHARES                                               346,923(A)
   BENEFICIALLY      ------ ----------------------------------------------------
     OWNED BY          8    SHARED VOTING POWER
       EACH                                                      0(A)
     REPORTING       ------ ----------------------------------------------------
      PERSON           9    SOLE DISPOSITIVE POWER
       WITH                                                346,923(A)
                     ------ ----------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
                                                                 0(A)
-------------------- ------ ----------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                           346,923(A)
--------- ----------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                     [ X ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                               4.2%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          OO
--------- ----------------------------------------------------------------------

(A) Excludes an aggregate of 124,800 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership.

                                 SCHEDULE 13D

-----------------------------------------  -------------------------------------
CUSIP No. 180243107                           Page    5     of   22   Pages
                                                    ------     ------
-----------------------------------------  -------------------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON  Technology Crossover Ventures II, L.P.
         See Item 2 for identification of General Partner
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a) [   ]
                                                                       (b) [ X ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
         WC
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                [   ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------- -----------------------------------------------------------------------
     NUMBER OF         7    SOLE VOTING POWER
      SHARES                                              59,703(A)
   BENEFICIALLY      ------ ----------------------------------------------------
     OWNED BY          8    SHARED VOTING POWER
       EACH                                                    0(A)
     REPORTING       ------ ----------------------------------------------------
      PERSON           9    SOLE DISPOSITIVE POWER
       WITH                                               59,703(A)
                     ------ ----------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
                                                               0(A)
-------------------- ------ ----------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                          59,703(A)
--------- ----------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                           [ X ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                               0.7%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          PN
--------- ----------------------------------------------------------------------

(A) Excludes an aggregate of 412,020 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership.

                                 SCHEDULE 13D

-----------------------------------------  -------------------------------------
CUSIP No. 180243107                           Page     6    of   22   Pages
                                                    ------     ------
-----------------------------------------  -------------------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON  TCV II (Q), L.P.
         See Item 2 for identification of General Partner
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                      (a) [   ]
                                                                      (b) [ X ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
         WC
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                               [   ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------- -----------------------------------------------------------------------
     NUMBER OF         7    SOLE VOTING POWER
      SHARES                                              45,898(A)
   BENEFICIALLY      ------ ----------------------------------------------------
     OWNED BY          8    SHARED VOTING POWER
       EACH                                                    0(A)
     REPORTING       ------ ----------------------------------------------------
      PERSON           9    SOLE DISPOSITIVE POWER
                                                          45,898(A)
                     ------ ----------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
                                                               0(A)
 -------------------- ------ ---------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                          45,898(A)
--------- ----------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                          [ X ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                              0.6%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          PN
--------- ----------------------------------------------------------------------

(A) Excludes an aggregate of 425,825 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership.

                                 SCHEDULE 13D

-----------------------------------------  -------------------------------------
CUSIP No. 180243107                           Page    7     of   22   Pages
                                                    ------     ------
-----------------------------------------  -------------------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON  TCV II Strategic Partners, L.P.
         See Item 2 for identification of General Partner
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                     (a) [   ]
                                                                     (b) [ X ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
         WC
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                              [   ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------- -----------------------------------------------------------------------
     NUMBER OF         7    SOLE VOTING POWER
      SHARES                                                8,145(A)
   BENEFICIALLY      ------ ----------------------------------------------------
     OWNED BY          8    SHARED VOTING POWER
       EACH                                                     0(A)
     REPORTING       ------ ----------------------------------------------------
      PERSON           9    SOLE DISPOSITIVE POWER
       WITH                                                 8,145(A)
                     ------ ----------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
                                                                0(A)
-------------------- ------ ----------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                            8,145(A)
--------- ----------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                         [ X ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                0.1%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          PN
--------- ----------------------------------------------------------------------

(A) Excludes an aggregate of 463,578 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership.

                                 SCHEDULE 13D

-----------------------------------------  -------------------------------------
CUSIP No. 180243107                           Page    8     of   22   Pages
                                                    ------     ------
-----------------------------------------  -------------------------------------
-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON  Technology Crossover Ventures II, C.V.
         See Item 2 for a list of General Partners
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a) [   ]
                                                                       (b) [ X ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
         WC

-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                [   ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Netherlands Antilles
-------- -----------------------------------------------------------------------
     NUMBER OF         7    SOLE VOTING POWER
      SHARES                                                     9,114(A)
   BENEFICIALLY
     OWNED BY        ------ ----------------------------------------------------
       EACH            8    SHARED VOTING POWER
     REPORTING                                                       0(A)
      PERSON         ------ ----------------------------------------------------
       WITH            9    SOLE DISPOSITIVE POWER
                                                                 9,114(A)
                     ------ ----------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
                                                                     0(A)
--------------------  ------ ---------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                 9,114(A)
--------- ----------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                           [ X ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                  0.1%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          PN
--------- ----------------------------------------------------------------------
(A) Excludes an aggregate of 462,609 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership.

                                 SCHEDULE 13D

-----------------------------------------  -------------------------------------
CUSIP No. 180243107                           Page    9     of   22   Pages
                                                    ------     ------
-----------------------------------------  -------------------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON  TCV II, V.O.F.
         See Item 2 for a list of Managing General Partners
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a) [   ]
                                                                       (b) [ X ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
         WC
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                [   ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Netherlands Antilles
-------- -----------------------------------------------------------------------
     NUMBER OF         7    SOLE VOTING POWER
      SHARES                                                      1,940(A)
   BENEFICIALLY      ------ ----------------------------------------------------
     OWNED BY          8    SHARED VOTING POWER
       EACH                                                           0(A)
     REPORTING       ------ ----------------------------------------------------
      PERSON           9    SOLE DISPOSITIVE POWER
       WITH                                                       1,940(A)
                     ------ ----------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
                                                                      0(A)
-------------------- ------ ----------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                  1,940(A)
--------- ----------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                           [ X ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                            less than 0.1%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          PN
--------- ----------------------------------------------------------------------

(A) Excludes an aggregate of 469,783 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership.

                                 SCHEDULE 13D

-----------------------------------------  -------------------------------------
CUSIP No. 180243107                           Page    10    of   22   Pages
                                                    ------     ------
-----------------------------------------  -------------------------------------


-------- -----------------------------------------------------------------------
   1 NAME OF REPORTING PERSON Technology Crossover Management II, L.L.C. See Item 2 for a list of Managing Members
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                     (a) [   ]
                                                                     (b) [ X ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
         OO
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                              [   ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------- -----------------------------------------------------------------------
     NUMBER OF         7     SOLE VOTING POWER
      SHARES                                            124,800(A)
   BENEFICIALLY
     OWNED BY         ------ ---------------------------------------------------
       EACH             8    SHARED VOTING POWER
     REPORTING                                                0(A)
      PERSON          ------ ---------------------------------------------------
       WITH             9    SOLE DISPOSITIVE POWER
                                                        124,800(A)
                      ------ ---------------------------------------------------
                       10    SHARED DISPOSITIVE POWER
                                                              0(A)
-------------------- ------ ----------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                        124,800(A)
--------- ----------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                         [ X ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                              1.5%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          OO
--------- ----------------------------------------------------------------------

(A) Excludes an aggregate of 346,923 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership.

                                 SCHEDULE 13D

-----------------------------------------  -------------------------------------
CUSIP No. 180243107                           Page    11    of   22   Pages
                                                    ------     ------
-----------------------------------------  -------------------------------------


-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON  Jay C. Hoag
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a) [   ]
                                                                       (b) [ X ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
         OO
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                [   ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S. Citizen
-------- -----------------------------------------------------------------------
     NUMBER OF         7    SOLE VOTING POWER
      SHARES                                                               0
   BENEFICIALLY      ------ ----------------------------------------------------
     OWNED BY          8    SHARED VOTING POWER
       EACH                                                          471,723
     REPORTING       ------ ----------------------------------------------------
      PERSON           9    SOLE DISPOSITIVE POWER
       WITH                                                          471,723
                     ------ ----------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
                                                                           0
------------------- ------ -----------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                     471,723
--------- ----------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                           [  ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                       5.7%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IN
--------- ----------------------------------------------------------------------

                                 SCHEDULE 13D

-----------------------------------------  -------------------------------------
CUSIP No. 180243107                           Page    12    of   22   Pages
                                                    ------     ------
-----------------------------------------  -------------------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON  Richard H. Kimball
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                      (a) [   ]
                                                                      (b) [ X ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
         OO
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                               [   ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S. Citizen
-------- -----------------------------------------------------------------------
     NUMBER OF         7    SOLE VOTING POWER
      SHARES                                                             0
   BENEFICIALLY      ------ ----------------------------------------------------
     OWNED BY          8    SHARED VOTING POWER
       EACH                                                       471,723
     REPORTING       ------ ----------------------------------------------------
      PERSON           9    SOLE DISPOSITIVE POWER
       WITH                                                       471,723
                     ------ ----------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
                                                                        0
 ------------------- ------ ----------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                  471,723
--------- ----------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                           [  ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                    5.7%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IN
--------- ----------------------------------------------------------------------

                                 SCHEDULE 13D

-----------------------------------------  -------------------------------------
CUSIP No. 180243107                           Page    13    of   22   Pages
                                                    ------     ------
-----------------------------------------  -------------------------------------

    Item 1.
           Security and Issuer.
           -------------------

    The title of the class of securities to which this Schedule 13D relates is Common Stock ("Common Stock") of Claremont Technology Group, Inc., an Oregon corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1600 N W Compton Drive, Suite 210, Beaverton, OR 97006.


  Item 2.
          Identity and Background.
          -----------------------
    Set forth below is the following information with respect to each of the persons filing this Schedule 13D (together, the "Filing Persons") and, in addition, each of such person's managing partners or managing members, as the case may be, and, if applicable, the persons controlling such managing partners or managing members (such additional persons, together with the Filing Persons, the "Item 2 Persons"): (a) name; (b) address of principal offices (if entity) or residence or business address (if individual); (c) principal business (if entity) or principal occupation and name, business and address of employer (if individual); (d) information concerning criminal convictions during the last five years; (e) information concerning civil or administrative proceedings under state or federal securities laws during the past five years with respect to any state or federal securities laws and (f) citizenship (if individual) or jurisdiction of organization (if entity).


I.

a) Technology Crossover Ventures, L.P., a Delaware limited partnership ("TCV I, L.P."). The General Partner of TCV I, L.P. is Technology Crossover Management, L.L.C., a Delaware limited liability company ("TCM I"). The sole Managing Members of TCM I are Jay C. Hoag ("Hoag") and Richard H. Kimball ("Kimball").
b)  575 High Street, Suite 400, Palo Alto, CA 94301
c)  TCV I, L.P. is an investment fund.
d)  No criminal convictions(1)
e)  No adverse civil judgments for violations of securities laws(1)
f)  Delaware

II.

a) Technology Crossover Ventures, C.V., a Netherlands Antilles limited partnership ("TCV I, C.V."). The General Partners of TCV I, C.V. are TCM I and Technology Crossover Administrator, N.V., a Netherlands Antilles corporation ("TCA I"). TCA I is ultimately controlled by Hoag and Kimball.
b)  Pietermaai 15, Willemstad, Curacao, Netherlands Antilles
c)  TCV I, C.V. is an investment fund.
d)  No criminal convictions(1)
e)  No adverse civil judgments for violations of securities laws(1)
f)  Netherlands Antilles

III.

a) Technology Crossover Management, L.L.C., a Delaware limited liability company.
b)  575 High Street, Suite 400, Palo Alto, CA 94301

                                 SCHEDULE 13D

-----------------------------------------  -------------------------------------
CUSIP No. 180243107                           Page    14    of   22   Pages
                                                    ------     ------
-----------------------------------------  -------------------------------------
c)  TCM I is an investment fund manager.
d)  No criminal convictions(1)
e)  No adverse civil judgments for violations of securities laws(1)
f)  Delaware

IV.

a) Technology Crossover Administrator, N.V., a Netherlands Antilles corporation.
b)  Pietermaai 15, Willemstad, Curacao, Netherlands Antilles
c)  TCA I is the Administrative General Partner of TCV I, C.V.
d)  No criminal convictions(1)
e)  No adverse civil judgments for violations of securities laws(1)
f)  Netherlands Antilles

V.

a) Technology Crossover Ventures II, L.P., a Delaware limited partnership ("TCV II, L.P."). The General Partner of TCV II, L.P. is Technology Crossover Management II, L.L.C., a Delaware limited liability company ("TCM II"). The sole Managing Members of TCM II are Hoag and Kimball.
b)  575 High Street, Suite 400, Palo Alto, CA 94301
c)  TCV II, L.P. is an investment fund.
d)  No criminal convictions(1)
e)  No adverse civil judgments for violations of securities laws(1)
f)  Delaware

VI.

a) TCV II (Q), L.P., a Delaware limited partnership ("TCV II (Q)"). The General Partner of TCV II (Q) is TCM II.
b)  575 High Street, Suite 400, Palo Alto, CA 94301
c)  TCV II (Q) is an investment fund.
d)  No criminal convictions(1)
e)  No adverse civil judgments for violations of securities laws(1)
f)  Delaware

VII.

a) TCV II Strategic Partners, L.P., a Delaware limited partnership ("TCV II Strategic Partners"). The General Partner of TCV II Strategic Partners is TCM II.
b)  575 High Street, Suite 400, Palo Alto, CA 94301
c)  TCV II Strategic Partners is an investment fund.
d)  No criminal convictions(1)
e)  No adverse civil judgments for violations of securities laws(1)
f)  Delaware

VIII.

a) Technology Crossover Ventures II, C.V., a Netherlands Antilles limited partnership ("TCV II, C.V."). The General Partners of TCV II, C.V. are TCM II and Technology Crossover Administrator II, N.V., a Netherlands Antilles corporation ("TCA II"). TCA II is ultimately controlled by Hoag and Kimball.
b)  Pietermaai 15, Willemstad, Curacao, Netherlands Antilles
c)  TCV II, C.V. is an investment fund.

                                 SCHEDULE 13D

-----------------------------------------  -------------------------------------
CUSIP No. 180243107                           Page    15    of   22   Pages
                                                    ------     ------
-----------------------------------------  -------------------------------------
d)  No criminal convictions(1)
e)  No adverse civil judgments for violations of securities laws(1)
f)  Netherlands Antilles

IX.

a) TCV II, V.O.F., a Netherlands Antilles general partnership ("TCV II, V.O.F."). The Managing General Partners of TCV II, V.O.F. are TCM II and TCA II.
b)  Pietermaai 15, Willemstad, Curacao, Netherlands Antilles
c)  TCV II, V.O.F. is an investment fund.
d)  No criminal convictions(1)
e)  No adverse civil judgments for violations of securities laws(1)
f)  Netherlands Antilles

X.

a) Technology Crossover Management II, L.L.C., a Delaware limited liability company.
b)  575 High Street, Suite 400, Palo Alto, CA 94301
c)  TCM II is an investment fund manager.
d)  No criminal convictions(1)
e)  No adverse civil judgments for violations of securities laws(1)
f)  Delaware

XI.

a) Technology Crossover Administrator II, N.V., a Netherlands Antilles corporation.
b)  Pietermaai 15, Willemstad, Curacao, Netherlands Antilles
c)  TCA II is the Administrative General Partner of TCV II, C.V. and
    TCV II, V.O.F.
d)  No criminal convictions(1)
e)  No adverse civil judgments for violations of securities laws(1)
f)  Netherlands Antilles

XII.

a)  Jay C. Hoag
b)  575 High Street, Suite 400, Palo Alto, CA 94301
c)  Hoag is a Managing Member of both TCM I and TCM II.
d)  No criminal convictions(1)
e)  No adverse civil judgments for violations of securities laws(1)
f)  Citizen of the United States of America

XIII.

a)  Richard H. Kimball
b)  575 High Street, Suite 400, Palo Alto, CA 94301
c)  Kimball is a Managing Member of both TCM I and TCM II.
d)  No criminal convictions(1)
e)  No adverse civil judgments for violations of securities laws(1)
f)  Citizen of the United States of America

                                 SCHEDULE 13D

-----------------------------------------  -------------------------------------
CUSIP No. 180243107                           Page    16    of   22   Pages
                                                    ------     ------
-----------------------------------------  -------------------------------------

--------------------
     (1) During the last five years, no person listed above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such person becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    Item 3.
         Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

    All of the securities of the Issuer disclosed on the cover pages to this
Schedule 13D are held of record by the entities listed below. The source of funds used in the acquisition of such securities, in each case, was the general working capital of such entities. Such working capital was contributed by such entities' respective partners.


                                Aggregate
                                Number of      Aggregate       Weighted Average
          Holder                Shares(1)     Amount Paid      Price Per Share
          ------                ---------     -----------      ---------------
TCV I, L.P.                      321,465       $4,086,296           $12.71
TCV I, C.V.                       25,458         $323,611           $12.71
TCV II, V.O.F.                     1,940          $32,062           $16.53
TCV II, L.P.                      59,703         $986,820           $16.53
TCV II (Q)                        45,898         $758,638           $16.53
TCV II Strategic Partners          8,145         $134,630           $16.53
TCV II, C.V.                       9,114         $150,647           $16.53
Totals                           471,723       $6,472,704           $13.72
----------
(1) Includes both open market purchases of Common Stock and Common Stock purchased from shareholders of the Issuer in a private resale transaction completed prior to the Issuer's initial public offering.


    Item 4.
         Purpose of Transaction.
         ----------------------

    The acquisitions of the shares of the Issuer's Common Stock that are the subject of this filing were made for the purpose of investment and not with a view to distribution of the shares or with a view toward acquiring control of the Issuer. The Item 2 Persons with the power to do so may sell, or cause to be sold, all or part of such shares or acquire, or cause to be acquired, additional securities of the Issuer depending on market conditions and other economic factors.

    Except as described above, no reporting person has any current plans or proposals that relate to or would result in:

                                 SCHEDULE 13D

-----------------------------------------  -------------------------------------
CUSIP No. 180243107                           Page    17    of   22   Pages
                                                    ------     ------
-----------------------------------------  -------------------------------------

    a. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

    b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

    c. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

    d. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

    e. Any material change in the present capitalization or dividend policy of the Issuer;

    f. Any other material change in the Issuer's business or corporate structure;

    g. Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

    h. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

    i. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

    j. Any action similar to any of those enumerated above.

    Item 5.
         Interest in Securities of the Issuer.
         ------------------------------------

    (a) and (b) Except to the extent otherwise expressly stated herein, this
Schedule 13D shall not be construed as an admission that any Item 2 Person is, either for purposes of Section 13(d) or 13(g) of the Act or for other purposes, the beneficial owner of any Common Stock disclosed in this Schedule 13D. The aggregate number and percentage of the class of securities identified pursuant to Item 1 of this Schedule 13D that are beneficially owned by each Item 2 Person are as follows:

                                 SCHEDULE 13D

-----------------------------------------  -------------------------------------
CUSIP No. 180243107                           Page    18    of   22   Pages
                                                    ------     ------
-----------------------------------------  -------------------------------------

                               Common Stock
                               Beneficially                                      Dispositive
        Item 2 Person             Owned        % of Class(1)     Voting Power       Power
        -------------             -----        -------------     ------------       -----
TCV I, L.P. (2)                 321,465              3.9%              sole          sole
TCV I, C.V. (2)                  25,458              0.3%              sole          sole
TCM I                           346,923              4.2%              sole          sole
TCA I                                 0               0%                N/A           N/A
TCV II, L.P. (3)                 59,703              0.7%              sole          sole
TCV II (Q) (3)                   45,898              0.6%              sole          sole
TCV II Strategic Partners         8,145              0.1%              sole          sole
(3)
TCV II, C.V. (3)                  9,114              0.1%              sole          sole
TCV II, V.O.F. (3)                1,940       less than 0.1%           sole          sole
TCM II                          124,800              1.5%              sole          sole
TCA II                                0               0%                N/A           N/A
Hoag (4)                        471,723              5.7%            shared          sole
Kimball (4)                     471,723              5.7%            shared          sole

----------
  (1)
  All percentages in this table are based, pursuant to Rule 13d-1(e) of the Securities Exchange Act of 1934, on the 8,218,961 shares of Common Stock of the Company outstanding as of May 6, 1997, as reported in the Company's Quarterly Report on Form 10-Q for the period ended March 31, 1997.

  (2)
  Each noted entity (together, the "TCV I Funds") is the holder of record of the securities set forth opposite the name of such entity and has sole voting and investment power with respect to such securities. TCM I, as sole General Partner of TCV I, L.P. and as Investment General Partner of TCV I, C.V., may also be deemed to have sole voting and investment power with respect to such securities. TCM I disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

  (3)
  Each noted entity (together, the "TCV II Funds") is the holder of record of the securities set forth opposite the name of such entity and has sole voting and investment power with respect to such securities. TCM II, as sole General Partner of TCV II, L.P., TCV II (Q) and TCV II Strategic Partners and as Investment General Partner of TCV II, C.V. and TCV II, V.O.F., may also be deemed to have sole voting and investment power with respect to such securities. TCM II disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

                                 SCHEDULE 13D

-----------------------------------------  -------------------------------------
CUSIP No. 180243107                           Page    19    of   22   Pages
                                                    ------     ------
-----------------------------------------  -------------------------------------

  (4)
  Under the operating agreements of both TCM I and TCM II, Hoag and Kimball have the independent power to cause the funds managed by such entities to buy and sell securities of publicly traded portfolio companies, however, in general, they must act by unanimous consent with respect to all other matters, including directing the voting of such securities. As a result, Hoag and Kimball may also be deemed to have sole dispositive power and shared voting power with respect to the securities held by the TCV I Funds and the TCV II Funds. Hoag and Kimball disclaim beneficial ownership of such securities except to the extent of their respective pecuniary interests therein.


(c) The following is a list of all transactions in the Issuer's securities by the Item 2 Persons effected after the July 14, 1997 filing of Amendment No. 1 to the Schedule 13D originally filed by the filers hereof on June 19, 1997. All of such transactions were open market transactions.

                                                                        Aggregate Percentage Ownership
                                                                         of All Item 2 Persons After
                                            Shares         Price Per    Transactions Effected on Date
Purchaser                       Date       Purchased         Share                Listed(1)
---------                       ----       ---------         -----                ---------
TCV I, L.P.                   8-13-97       35,212          $14.03                   5.5%
TCV I, C.V.                   8-13-97        2,788          $14.03                   5.5%
TCV II, V.O.F.                8-13-97          591          $14.03                   5.5%
TCV II, L.P.                  8-13-97       18,178          $14.03                   5.5%
TCV II (Q)                    8-13-97       13,976          $14.03                   5.5%
TCV II Strategic Partners     8-13-97        2,480          $14.03                   5.5%
TCV II, C.V.                  8-13-97        2,775          $14.03                   5.5%
TCV I, L.P.                   8-15-97        3,151          $15.25                   5.6%
TCV I, C.V.                   8-15-97          249          $15.25                   5.6%
TCV II, V.O.F.                8-15-97           25          $15.25                   5.6%
TCV II, L.P.                  8-15-97          766          $15.25                   5.6%
TCV II (Q)                    8-15-97          588          $15.25                   5.6%
TCV II Strategic Partners     8-15-97          104          $15.25                   5.6%
TCV II, C.V.                  8-15-97          117          $15.25                   5.6%
TCV I, L.P.                   8-15-97        7,876          $14.75                   5.7%
TCV I, C.V.                   8-15-97          624          $14.75                   5.7%

                                 SCHEDULE 13D

-----------------------------------------  -------------------------------------
CUSIP No. 180243107                           Page    20    of   22   Pages
                                                    ------     ------
-----------------------------------------  -------------------------------------

                                                                        Aggregate Percentage Ownership
                                                                         of All Item 2 Persons After
                                            Shares         Price Per    Transactions Effected on Date
Purchaser                       Date       Purchased         Share                Listed(1)
---------                       ----       ---------         -----                ---------
TCV II, V.O.F.                8-15-97            62          $14.75                  5.7%
TCV II, L.P.                  8-15-97         1,914          $14.75                  5.7%
TCV II (Q)                    8-15-97         1,471          $14.75                  5.7%
TCV II Strategic Partners     8-15-97           261          $14.75                  5.7%
TCV II, C.V.                  8-15-97           292          $14.75                  5.7%

---------------
  (1)
  All percentages in this table are based on the 8,218,961 shares of Common Stock of the Company outstanding as of May 6, 1997, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1997.

(d)  Inapplicable.

(e)  Inapplicable.

    Item 6.
         Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
to Securities of the Issuer.
---------------------------

    There are no contracts, arrangements or understandings among any of the
Item 2 Persons made or entered into specifically with respect to holding, voting or disposing of the Common Stock of the Issuer.

    Under the terms of the respective Partnership Agreements of the TCV I Funds, TCM I possesses the power to manage the investment activities of the TCV I Funds, including the power to direct the voting and direct the disposition of the Common Stock of the Issuer. Under the terms of the respective Partnership Agreements of the TCV II Funds, TCM II possesses the power to manage the investment activities of the TCV II funds, including the power to direct the voting and disposition of the Common Stock of the Issuer. Under the Operating Agreements of TCM I and TCM II, Hoag and Kimball (the sole Managing Members of each of such entities) possess the power to cause TCM I and TCM II to exercise such voting and dispositive power with respect to the securities of the Issuer held by the TCV I Funds and the TCV II Funds.

    Item 7.
        Material to be Filed as Exhibits.
        --------------------------------

    The following exhibit was filed as Exhibit A to the originally filed
Schedule 13D relating to the Common stock of the Issuer filed by the undersigned with the Commission on June 19, 1997 and is hereby incorporated herein by reference:

  A - Statement Appointing  Designated Filer and Authorized Signer dated
      June 2, 1997

                                 SCHEDULE 13D

-----------------------------------------  -------------------------------------
CUSIP No. 180243107                           Page    21    of   22   Pages
                                                    ------     ------
-----------------------------------------  -------------------------------------



                                    SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated August 25, 1997

TECHNOLOGY CROSSOVER VENTURES, L.P.,
a Delaware Limited Partnership

By:  /s/ Robert C. Bensky
     --------------------------------------
     Robert C. Bensky, Authorized Signatory

TECHNOLOGY CROSSOVER VENTURES, C.V.,
a Netherlands Antilles Limited Partnership

By:  /s/ Robert C. Bensky
     --------------------------------------
     Robert C. Bensky, Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT, L.L.C., a Delaware Limited Liability Company

By:  /s/ Robert C. Bensky
     --------------------------------------
     Robert C. Bensky, Authorized Signatory

TECHNOLOGY CROSSOVER VENTURES II, L.P.,
a Delaware Limited Partnership

By:  /s/ Robert C. Bensky
     --------------------------------------
     Robert C. Bensky, Authorized Signatory

TCV II (Q), L.P.,
a Delaware Limited Partnership

By:  /s/ Robert C. Bensky
     --------------------------------------
     Robert C. Bensky, Authorized Signatory

TCV II STRATEGIC PARTNERS, L.P.,
a Delaware Limited Partnership

By:  /s/ Robert C. Bensky
     --------------------------------------
     Robert C. Bensky, Authorized Signatory

TECHNOLOGY CROSSOVER VENTURES II, C.V.,
a Netherlands Antilles Limited Partnership

By:  /s/ Robert C. Bensky
     --------------------------------------
     Robert C. Bensky, Authorized Signatory

TCV II, V.O.F.,
a Netherlands Antilles General Partnership

By:  /s/ Robert C. Bensky
     --------------------------------------
     Robert C. Bensky, Authorized Signatory

                                 SCHEDULE 13D

-----------------------------------------  -------------------------------------
CUSIP No. 180243107                           Page    22    of   22   Pages
                                                    ------     ------
-----------------------------------------  ------------------------------------
TECHNOLOGY CROSSOVER MANAGEMENT II, L.L.C., a Delaware Limited Liability Company

 By: /s/ Robert C. Bensky
     --------------------------------------
     Robert C. Bensky, Authorized Signatory

Jay C. Hoag

 By: /s/ Robert C. Bensky
     --------------------------------------
     Robert C. Bensky, Authorized Signatory

Richard H. Kimball

 By: /s/ Robert C. Bensky
     --------------------------------------
     Robert C. Bensky, Authorized Signatory